August 6, 2025

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	111, Inc. Annual Report on Form 20-F Filed April 29, 2025 File No. 001-38639

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Blaise Rhodes and Rufus Decker:

This letter sets forth the responses of 111, Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 24, 2025.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 29, 2025 (the “2024 Annual Report”) (with deletions shown as strike-through and additions underlined). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2024

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm, page F-4

1.	Please amend your Form 20-F to include an audit report that covers the effects of the retrospective adjustments related to basis of presentation and segment reporting discussed in Note 2(a) and 2(ad) to the financial statements. Refer to PCAOB Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor, PCAOB AS 3105.54 through .58 and PCAOB AS 3110.06 through .07, as applicable.

Responses: In response to the Staff’s comments, the Company has considered the guidance included in PCAOB Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor, PCAOB AS 3105.54 through .58 and PCAOB AS 3110.06 and confirms that there were no changes made by the company related to the Company’s basis of presentation and segment reporting footnote made related to the consolidated financial statements for each of the two years in the period ended December 31, 2023 that were included in the Company’s Form 20-F for the year ended December 31, 2024. Specifically, Note 2(a) pertains to the description of the Company's financial condition as of the end of fiscal year 2024 and the following

12 months in compliance with the disclosure requirements of ASC 205-40-50 and no retrospective adjustments were made to the comparable disclosure in the prior year. Additionally, during the year ended December 31, 2024, the Company has evaluated the impact of the adoption of ASC 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.  Given the company determined that its only significant segment expense was Segment Cost of Goods sold, which had been disclosed in prior years, and that there were no other segment items, the Company and concluded that the new standard did not have a material impact on the consolidated financial statements for each of the two years in the period ended December 31, 2023. Accordingly, no retrospective adjustments were made to the comparable disclosures in the prior year in Note 2(ad).

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 111, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Kevin Zhang
Davis Polk & Wardwell LLP Selina Lin (+86 156-0162-0156) Grant Thornton Zhitong Certified Public Accountants LLP Kevin Lin (+86 186-2185-0167) Deloitte Touche Tohmatsu Certified Public Accountants LLP

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